Lang Michener LLP
Lawyers - Patent & Trade Mark Agents

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57683-13

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

August 12, 2008

VIA EDGAR
MAIL STOP 3720

The United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C.
USA    20549

Attention:               Mr. Larry Spirgel, Assistant Director, Division of Corporation Finance

Dear Sirs/Mesdames:

BARK GROUP INC. (the “Company”)
Registration Statement on Form S-1
Amendment No. 2 Filed July 17, 2008 (the “Form S-1/A2”)
SEC File No. 333-150526

We write on behalf of the Company in response to Staff’s letter of July 28, 2008 (the “Comment Letter”) signed by Mr. Larry Spirgel, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form S-1 registration statement filing. In response to the Comment Letter, the Company has prepared and filed an Amendment No. 3 to the Form S-1 registration statement (the “Form S-1/A3”). We enclose with a black-lined copy of the Form S-1/A3 showing changes made to the Form S-1/A2 in response to Staff’s comments.

In addition to the Form S-1/A3, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form S-1/A3.

Further to the undersigned’s conversation with Mr. John Zitco, we confirm the Company’s advice that the Regulation S transfer agreements referred to in the draft Form S-1/A3 enclosed with our

Bark Group Inc.

August 8, 2008 letter have been executed. Accordingly, the Form S-1/A3 and our responses to Staff’s first two comments have been updated from our previous letter.

General

1.

We note your responses to comments two through four and your added disclosure on page 46. Please clarify how your reverse merger with Exwal enabled the company to meet the distribution requirements for trading for the OTCBB that you refer to on page 46.

Additionally, please clarify your statements on page 46 that your shares may not be eligible for trading on the OTCBB if the repurchase option were exercised and provide revised risk factor disclosure if necessary.

Please describe how the process and timing for an application for trading on the OTCBB would operate in the event of the repurchase right being exercised. For example, if Bark applied for and received approval for OTCBB with the subsequent exercise of the repurchase option, could OTCBB approval then be revoked due to insufficient distribution? Would the company be under any obligation to inform the OTCBB of the option exercise because it would affect the distribution of shares? Conversely, what would happen if the repurchase right were exercised prior to receiving approval to trade on the OTCBB?

In response to Staff’s comment, we advise that the Company completed the reverse merger transaction in order to increase the shareholder base of the Company with the objective of being able to satisfy the minimum distribution requirements for trading on the OTC Bulletin Board. Based on the understanding that there must be at a minimum of 35 shareholders for trading on the OTC Bulletin Board, the Company believed that it would not have a sufficient base of shareholders for trading on the OTC Bulletin Board with only the original Bark Corporation shareholders. The completion of the reverse merger transaction increased the number of shareholders to 67 shareholders, as compared to the original 30 shareholders in Bark Corporation prior to the completion of the reverse merger transaction.

In response to Staff’s comment on the impact of the exercise of the repurchase right, the Company advises that it believes that will have sufficient distribution for trading on the OTC Bulletin Board even if the repurchase right is exercised. As disclosed in the Form S-1/A3, the number of shareholders of the Company has increased to shareholders as a result of recent share transfers completed by Bark Holding Ltd. and Venture Capital Alliance Ltd. These share transfers were completed as “offshore transactions” within the meaning of Regulation S in accordance with the requirements of Regulation S. Each purchasing shareholder was either a close friend or a business associate of a principal of Bark Holding resident in Denmark and has executed a share transfer agreement confirming, among other things, that the purchaser is not a U.S. person, did not receive the offer to purchase the shares in the United States, was not in the United States at the time of their agreement to acquire the shares and that the shares are restricted shares under the United States Securities Act of 1933. As a consequence of these share transfers, the number of shareholders of the Company has increased from 67 shareholders to 79 shareholders. Accordingly, if the repurchase right was exercised the number of shareholders of the Company would decrease from 79 shareholders to 42 shareholders. The Company believes this number of shareholders would still be sufficient distribution for trading on the OTC Bulletin Board. Accordingly, the Company

Bark Group Inc.

believes that it will have sufficient distribution of its shareholders even if the repurchase right is subsequently exercised.

In particular response to Staffs comments:

•           the Company plans to proceed with an application for trading on the OTCBB and anticipates that approval for trading will not be granted until such time as the Form S-1 is declared effective by the Commission. The Company anticipates that approval for trading on the OTCBB may be granted prior to September 30, 2008, the date on which the repurchase option would be eligible for exercise if the financing has not been completed;

•            the Company believes that if it receives approval from the OTCBB and the repurchase option was subsequently exercised, that approval of the OTCBB for trading would not be revoked because of the increased distribution resulting from the fact that there should be at least 42 shareholders of the Company at this time;

•           the Company would be required to file a Form 8-K disclosing the exercise of the right of repurchase. The Company is unaware as to whether the OTCBB would require an independent obligation to advise the OTCBB of the exercise of the option because of its possible impact on the distribution of the Company’s shares; and

•           the Company believes that its shares should continue to be eligible for trading on the OTCBB notwithstanding exercise of the repurchase option due to its increased shareholder base, as discussed above.

The Company has provided additional disclosure of its rationale for completing the reverse acquisition and the anticipated impact of exercise of the repurchase right on page 47 in the “Organization Since Incorporation” section of the Form S-1/A3. Due to the increased shareholder base, the Company believes that additional risk factor disclosure is not required. We note that the Form S-1/A3 continues to include the original risk factor on page 18 regarding exercise of the repurchase right and the impact on distribution.

2.	Please confirm in your response letter that in the event that the repurchase option is exercised, the company would be required to amend the registration statement by post- effective amendment.

In response to Staff’s comment, we advise that the Company acknowledges that it will be obligated to amend the registration statement by post-effective amendment in the event that the repurchase option is exercised. The Company has provided additional disclosure of this obligation on page 47 in the “Organization Since Incorporation” section of the Form S-1/A3.

Note 9 – Minority Interest, page F-12

3.	We note your response to prior comment 9. To help us better understand your accounting for the minority interest in Bark Advertising, please provide us with the following information:

Bark Group Inc.

•

A more detailed explanation of your basis for the accounting entries made to minority interest expense to record the excess of the redemption value over the minority interests’ share of net income in accordance with ARB 51;

The Company respectfully advises the Staff that at the end of each reporting period, the Company determines the minority interests’ share of net income (loss) in accordance with ARB 51. The Company then compares the carrying value resulting from the application of ARB 51 with the redemption amount determined in accordance with paragraph 16(b) of EITF Topic D-98. If, as has historically been the case, the redemption amount exceeds the carrying value resulting from the application of ARB 51, then the carrying value of minority interest is the redemption amount.

In the statement of operations, what is effectively occurring is the minority interests’ share of net income (loss) computed pursuant to ARB 51 is being offset by a EITF D-98 adjustment. The Company has prepared a roll-forward of the minority interest carrying value and income statement balances in both the reporting and functional currency to illustrate the discussion above.

Functional Currency - DKK
Reported Balance Sheet - Minority Interests

			Redemption
			value / carrying
		D-98	value of minority
Date	ARB 51	Adjustment	interest

Opening Balance	2,769,000 *	6,605,112	9,374,112

Minority Interests Share	91,270	(91,270)	-

Dec-31	2,860,270	6,513,842	9,374,112

Minority Interests Share	(50,810)	50,810	-

Mar-31	2,809,460	6,564,652	9,374,112

*Represents the minorities proportionate interests in the book value of Bark Advertising

Reported Income Statement - Minority Interests

	ARB 51	D-98	Total Minority
Period ended	(income)/loss	Adjustment	Interest Expense

Dec-31	91,270	(91,270)	-

Mar-31	(50,810)	50,810	-

Bark Group Inc.

Reporting Currency - USD
Reported Balance Sheet - Minority Interests

			Redemption
			value / carrying
			value of
		D-98	minority
Date	ARB 51	adjustment	interest

Opening Balance	505,000 *	1,198,000	1,703,000

Minority interest
share	16,750	(16,750)	-

Currency
adjustment (CTA)	42,000	102,000	144,000
Dec-31	563,750	1,283,250	1,847,000

Minority interest
share	(10,000)	10,000	-

Currency
adjustment (CTA)	42,000	99,000	141,000
Mar-31	595,750	1,392,250	1,988,000

*Represents the minorities proportionate interest in the book value of Bark
Advertising

Reported Income Statement - Minority Interests

	ARB 51		Total minority
	income	D-98	interest
Periods ended	(loss)	Adjustment	expense

Dec-31	16,750	(16,750)	-

Mar-31	(10,000)	10,000	-

•	why the minority interest line item, as presented in your statement of operations, was zero for all periods presented;

See response provided above.

•	how you determined the redemption amount to each subsequent reporting date;

The redemption amount at each subsequent reporting date has been determined based on Clause 18.1 of the Shareholder Agreement dated March 30, 2007. Clauses 18.1 and 18.2

Bark Group Inc.

deal with the redemption value, and stipulate that the Company is obligated to redeem the Class B shares at the higher of two values:

(1)	Clause 18.1: The price originally paid for the shares, such amount stated in the shareholder agreement, or

(2)	Clause 18.2: At a minimum of the average of the result before tax in accordance with Danish GAAP of the past three financial years of Bark Advertising A/S multiplied by a factor of five.

The Company currently does not have three financial years of results for Bark Advertising A/S, and consequently, the redemption amount is determined in accordance with Clause 18.1 above.

•

the reason for the difference between the value of $1,535,000, which you disclose on page F30 as the value of the Class B shares on the date of issuance, and $1,847,000 reported on your balance sheet as of December 31, 2007; and

The Company respectfully refers the Staff to the following reconciliation:

	US$ (in 000s	)
Purchase price - shares issued (Note 3)	1,535
Shares issued to executives (Note 12)	165
Currency translation adjustment (see
previous table)	144
	1,844
Rounding difference	3
	1,847

•	how you considered Topic D-98, as amended in March 2008, in your accounting determination.

The Company advises that the amendments to Topic D-98 in March 2008 are effective for the Company’s first fiscal year beginning on or after December 15, 2008. As such, the Company did not consider those amendments in the accounting treatment for the December 2007 or March 2008 financial statements. However, the Company respectfully advises the Staff that it has reviewed the amendments to D-98 and concluded that, in all areas aside from earnings per share, there would be no change to the current accounting treatment of minority interests based on the new amendments; the Company is continuing to evaluate of the amendments to D-98 relating to earnings per share.

4.

We note from your disclosure on page F-13, that the Class B shareholders are entitled to receive a bonus of 20% of Bark Advertising’s profit after tax and elimination of internal management fee and interest expenses for 2007 and 2008. Please tell us how you evaluated this bonus provision in the context of your accounting for the minority interest in Bark Advertising.

In response to Staff’s comment, the Company respectfully refers the Staff to Response 28 from its letter to the Staff dated May 1, 2008. The Company reiterates its position that the bonus payments

Bark Group Inc.

to Class B shareholders are made in their capacity as employees of the Company. The employees’ rights to such payments are governed by Service Agreements (employment contracts). The bonus is allocated between cost of revenues and selling, general and administrative expenses within the consolidated financial statements. The bonus is not included in the redemption calculation of the shares as specified by Clause 18.1; however in determining the ARB 51 value, the bonus is included in the income or loss before income taxes and minority interest.

Please advise if you have any questions or comments regarding the Form S-1/A3.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl

cc:	Christine Adams, Staff Accountant, Division of Corporation Finance

cc:	Bark Group Inc.
Attn.: Bent Helvang, Chairman, Anders Hageskov, President and CEO, and Ole Bjerre, Chief Financial Officer